SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

AMPEX CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

032092-30-6

(CUSIP Number)

Craig L. McKibben

135 East 57th Street, 32nd Floor

New York, New York  10022

(212) 759-6301

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

JUNE 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032092308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). First Jeffson Corporation 51-0364504

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 85,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 85,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.6%

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Second Jeffson Corporation 13-4170958

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sherborne Holdings Incorporated 13-3513642

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,927

	8.	Shared Voting Power 10,642

	9.	Sole Dispositive Power 54,927

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,569

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Newhill Partners, L.P. 13-3389798

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,927

	8.	Shared Voting Power 10,642

	9.	Sole Dispositive Power 54,927

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,569

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sherborne & Company Incorporated 22-2569328

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,625

	8.	Shared Voting Power 10,642

	9.	Sole Dispositive Power 56,625

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,267

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Craig L. McKibben ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,642

	9.	Sole Dispositive Power 10,642

	10.	Shared Dispositive Power 154,188

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward J. Bramson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 383,045

	8.	Shared Voting Power 10,642

	9.	Sole Dispositive Power 383,045

	10.	Shared Dispositive Power 154,188

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 547,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 16.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 14 amends certain of the information contained in the Statement on Schedule 13D, as previously amended (the “Schedule 13D”), filed by the parties named below (collectively, the “Filing Parties”).  Certain information in the Schedule 13D which has not changed since the filing of Amendment No. 13 thereto is not restated herein.  Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the Class A Common Stock, par value $0.01 per share (the “Class A Stock”) of Ampex Corporation, a Delaware corporation (the “Company”).  On June 12, 2003, the Company effected a one-for-twenty reverse stock split of its outstanding shares of Class A Stock on the American Stock Exchange (the “Reverse Split”).  The Company paid cash in lieu of issuing fractional shares that would otherwise have resulted from the Reverse Split, and made certain adjustments pursuant to the terms of its outstanding shares of 8% Noncumulative Redeemable Preferred Stock, par value $1.00 per share (the “Redeemable Preferred Stock”), and outstanding awards granted under the Company's 1992 Stock Incentive Plan (the “Stock Incentive Plan”).  The number of shares of Class A Stock reported as beneficially owned by each Filing Party includes all outstanding shares of Class A Stock owned directly or indirectly by the Filing Party, and all shares of Class A Stock which the Filing Party has the right to acquire within 60 days pursuant to outstanding options, warrants, rights or convertible securities.  In prior filings on Schedule 13D, the shares reported by the Filing Parties excluded shares covered by outstanding options, warrants, rights or convertible securities which were subject to a Cash-Out Election, but such shares are included in this Amendment No. 14.

The Company’s principal executive office has been relocated to 1228 Douglas Avenue, Redwood City, California 94063.

The filing of this Statement shall not be construed as an admission by any Filing Party that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of any securities covered by this statement.

Item 2.	Identity and Background

(a) through (c). This Amendment No. 14 is being filed on behalf of the Filing Parties named below, each of whom has a business address at 135 East 57th Street, 32nd Floor, New York, NY 10022.

1.                 First Jeffson Corporation, a Delaware corporation formerly known as Sherborne Investments Corporation (“FJC”), of which Edward J. Bramson, one of the Filing Parties, is the sole stockholder.  FJC’s principal business is the ownership of Class A Stock of the Company.

2.                 Second Jeffson Corporation, a New York corporation formerly known as Sherborne Capital Incorporated (“SJC”), of which Edward J. Bramson, one of the Filing Parties, is the controlling stockholder.  SJC’s principal business is the ownership of Class A Stock of the Company.

3. Sherborne Holdings Incorporated, a Delaware corporation (“SHI”). SHI is a holding company whose principal business is the ownership of Class A Stock of the Company.

4.                 Newhill Partners, L.P. (“NLP”), a Delaware limited partnership, which owns all of the outstanding stock of SHI.  NLP’s principal business is to acquire, hold and dispose of business entities, directly or through subsidiaries and holding companies.  The General Partner of NLP is SCI (defined below).

5.                 Sherborne & Company Incorporated, a Delaware corporation (“SCI”), the General Partner of NLP.  SCI is owned by Edward J. Bramson, who is its sole stockholder.  SCI’s principal business is to act as General Partner of NLP.

6.                 Craig L. McKibben, Vice President, Treasurer, Chief Financial Officer and a director of the Company.  Mr. McKibben is also an officer and director of each other corporation that is a Filing Party herein and a limited partner of NLP.

7.                 Edward J. Bramson, Chairman of the Board, President and Chief Executive Officer of the Company.  Mr. Bramson is also the chief executive officer and a director of each other corporation that is a Filing Party herein.

The name, business or residence address and present principal occupation or employment of each executive officer and director (the "Executive Officers and Directors") of each of the corporations listed above, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth below:

Edward J. Bramson

Mr. Bramson is chief executive officer and a director of SHI, SCI, FJC, SJC and the Company, and is a limited partner of NLP.  He is the controlling stockholder of SCI, the General Partner of NLP.  Mr. Bramson is also a director Hillside Capital Incorporated, a private industrial holding company with which he has been associated since 1976.  He has been principally engaged in the management of the Company and its affiliates since 1987.  Mr. Bramson's principal business address is at 135 East 57th Street, 32nd Floor, New York, NY 10022.

Craig L. McKibben

Mr. McKibben is an officer and director of SHI, SCI and the Company, and an officer of FJC and SJC.  He has been principally engaged in the management of the Company and its affiliates since 1989.  Mr. McKibben's principal business address is at 135 East 57th Street, 32nd Floor, New York, NY 10022.

Peter Slusser

Mr. Slusser is a director of SHI and the Company.  Since July 1988, Mr. Slusser has been the President and Chief Executive Officer of Slusser Associates, a private investment banking company, and the President and Chief Executive Officer of GBH Investments, Inc., a private investment company.  Mr. Slusser's principal business address is at One Citicorp Center, 153 East 53rd Street, New York, NY 10022.

(d)             None of the Filing Parties nor any of the Executive Officers and Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)              None of the Filing Parties nor any of the Executive Officers and Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                Each of the Filing Parties that is a natural person and each of the Executive Officers and Directors is a citizen of the United States of America, except Mr. Bramson, who is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

Since the date of filing of Amendment No. 13 to the Schedule 13D, the Filing Parties named herein have entered into or been subject to the following transactions in the Company’s Class A Stock, using the funds indicated below:

(a)              On November 13, 2001, the Company's Board of Directors granted to Mr. McKibben a non-qualified stock option under the Stock Incentive Plan to purchase 75,000 shares of Class A Stock at an exercise price of $0.18 per share.  The option became exercisable on June 30, 2002 and will expire on September 30, 2003.  As a result of the Reverse Split, the number of shares issuable upon exercise and the exercise price of the option were adjusted pursuant to the terms of the Stock Incentive Plan.  No funds were expended by Mr. McKibben in connection with this option grant.

(b)             During the period from the date Amendment No. 13 was filed through the date of this Amendment No. 14, certain options previously granted to Messrs. Bramson and McKibben under the Stock Incentive Plan have expired unexercised.  No funds were expended by either Filing Party in connection with the expiration of these options.

(c)              On March 19, 2003, FJC transferred 140,000 shares of Class A Stock to its sole stockholder, Mr. Bramson, in a distribution that did not involve any consideration.  As a result of the Reverse Split, these shares were reduced to 7,000 shares.

(d)             On June 23, 2003, Mr. Bramson exercised vested, non-qualified stock options previously granted to him under the Stock Incentive Plan to purchase 42,500 (reduced from 850,000 as a result of the Reverse Split) shares of Class A Stock, at a split-adjusted exercise price of $3.40 per share.  Mr. Bramson used personal funds to pay the exercise price for such shares.

Item 4.	Purpose of Transaction

The Company's Board of Directors granted the options reported in Item 3(a) as incentive compensation in accordance with the purposes of the Stock Incentive Plan.

The options described above in Item 3(b) expired pursuant to their terms.

The transactions by Mr. Bramson and FJC described above in Items 3(c) and 3(d) were effected for personal investment planning purposes.

(a)              One or more of the Filing Parties named in the Schedule 13D, including Mr. Bramson, may from time to time in the future acquire additional shares of Class A Stock, or dispose of shares of Class A Stock owned by such Filing Party, in open market or privately negotiated transactions, depending upon market conditions, personal investment considerations, or other factors.

(b) through (j)                             As set forth below in Item 5, the Filing Parties may be deemed to hold beneficial ownership of approximately 17.3% of the outstanding Class A Stock.  Accordingly, the Filing Parties may be in a position to exercise significant influence on the management and affairs of the Company.

Item 5.	Interest in Securities of the Issuer

(a) and (b).                                                  Based on information made available to the Filing Parties by the Company, as of June 30, 2003 (after giving effect to the Reverse Split), there were 3,255,937 shares of Class A Stock outstanding.  Based on that information, after taking into account the transactions described herein, the Filing Parties report the following direct and derivative holdings of Class A Stock as of July 31, 2003:

(i) FJC owns 85,500 shares of Class A Stock of the Company, representing approximately 2.6% of the outstanding shares of Class A Stock. FJC has the sole power to vote and dispose of all such shares.

(ii) SJC owns 20,000 shares of Class A Stock of the Company, representing approximately 0.6% of the outstanding Class A Stock. SJC has the sole power to vote and dispose of all such shares.

(iii)                                       SHI owns directly or through a wholly-owned subsidiary 54,927 shares of Class A Stock.  In addition, SHI holds the right to vote 10,642 shares of Class A Stock as holder of a voting proxy with respect to such shares granted by Craig L. McKibben.  Accordingly, SHI is deemed to be the beneficial owner of an aggregate of 65,569 shares of Class A Stock, representing approximately 2.0% of the outstanding Class A Stock.  Of those shares, SHI has the sole power to direct the voting and disposition of 54,927 shares; and has shared voting power with Mr. McKibben, but no dispositive power, over 10,642 shares.

(iv)                                      NLP owns all the outstanding shares of SHI, and is deemed to be the beneficial owner of all shares beneficially owned or controlled by SHI.  Accordingly, NLP is deemed to be the beneficial owner of an aggregate of 65,569 shares, representing approximately 2.0% of the outstanding Class A Stock.  Of that number, NLP is deemed to have sole voting and dispositive power over 54,927 shares, and to share voting power with Mr. McKibben, but to have no dispositive power, over 10,642 shares.

(v)                                         SCI owns directly 1,698 shares of Class A Stock, and is deemed to be the beneficial owner of all shares beneficially owned by NLP (because SCI is the general partner of NLP, the sole stockholder of SHI).  Accordingly, SCI is deemed to be the beneficial owner of an aggregate of 67,267 shares, representing approximately 2.1% of the outstanding Class A Stock.  Of that number, SCI is deemed to have sole voting and dispositive power over 56,625 shares, and to share voting power with Mr. McKibben, but to have no dispositive power, over 10,642 shares.

(vi)                                      Mr. McKibben owns directly 10,642 shares of Class A Stock, holds options to acquire 19,716 shares of Class A Stock under the Stock Incentive Plan, and holds an option granted to him by SHI to acquire 7,500 shares of Class A Stock held by SHI.  Mr. McKibben has granted a proxy to SHI to vote all shares of Class A Stock owned by him on any matter submitted to stockholders of the Company.  In addition, Mr. McKibben serves as co-administrator (with Mr. Bramson) of the Ampex

Retirement Master Trust (the “Ampex Trust”), which (based on information disclosed in the Company's Proxy Statement dated April 25, 2003 (the “2003 Proxy Statement”) and certain other information available to this Filing Party) holds 154,188 shares of Class A Stock.  Accordingly, Mr. McKibben may be deemed to be the beneficial owner of an aggregate of 192,046 shares of Class A Stock, representing approximately 5.9% of the outstanding Class A Stock.  Of that number, Mr. McKibben may be deemed to have shared voting power with SHI, and sole dispositive power, over 10,642 shares; to have no voting or dispositive power over 19,716 shares underlying the options granted under the Stock Incentive Plan and 7,500 shares underlying the option granted by SHI; and to have no voting power, and shared dispositive power with Mr. Bramson, over 154,188 shares held by the Trust.

(vii)                                   Mr. Bramson owns directly 220,920 shares of Class A Stock.  Mr. Bramson is also deemed beneficially to own a total of 162,125 shares of Class A Stock owned or controlled by SCI, NLP, SHI, FJC and SJC, and 10,642 shares covered by the above-mentioned proxy.  In addition, Mr. Bramson serves as co-administrator (with Mr. McKibben) of the Ampex Trust, which (based on information disclosed in the 2003 Proxy Statement and certain other information available to this Filing Party) holds 154,188 shares of Class A Stock.  Accordingly, Mr. Bramson is deemed to be the beneficial owner of an aggregate of 547,875 shares, representing approximately 16.8% of the outstanding Class A Stock.  Of that number, Mr. Bramson may be deemed to have sole voting and dispositive power over 383,045 shares; to share voting power with Mr. McKibben, but have no dispositive power over 10,642 shares; and to have no voting power, and shared dispositive power with Mr. McKibben, over 154,188 shares.

(viii)                                The Filing Parties named herein, collectively, may comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and as a group beneficially own all of the shares owned or controlled by each of the Filing Parties, representing an aggregate of 567,591 shares, or approximately 17.3%, of the outstanding Class A Stock.

(ix)                                        Mr. Slusser, who is not one of the Filing Parties, holds 125 shares of Class A Stock and options granted under the Stock Incentive Plan to purchase 500 shares of Class A Stock, based on information contained in the 2003 Proxy Statement, as adjusted for the Reverse Stock Split.  Accordingly, Mr. Slusser beneficially owns a total of 625 shares, representing less than 0.1% of the outstanding Class A Stock.  Mr. Slusser has sole voting and dispositive power over 125 shares and no voting or dispositive power over 500 shares.

(c)              Except as disclosed herein, none of the Filing Parties has effected any transactions in shares of Class A Stock since the filing of the most recent amendment to the Schedule 13D, dated October 29, 2001.

(d) No change.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7.	Material to Be Filed as Exhibits

No change.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August , 2003

FIRST JEFFSON CORPORATION

	By:	/s/ Edward J. Bramson
		Name:	Edward J. Bramson
		Title:	President

SECOND JEFFSON CORPORATION

	By:	/s/ Edward J. Bramson
		Name:	Edward J. Bramson
		Title:	President

SHERBORNE HOLDINGS INCORPORATED

	By:	/s/ Craig L. McKibben
		Name:	Craig L. McKibben
		Title:	Vice President

NEWHILL PARTNERS, L.P., by its general partner, Sherborne & Company Incorporated

	By:	/s/ Edward J. Bramson
		Name:	Edward J. Bramson
		Title:	President

SHERBORNE & COMPANY INCORPORATED

	By:	/s/ Craig L. McKibben
		Name:	Craig L. McKibben
		Title:	Vice President

/s/ Craig L. McKibben
Craig L. McKibben

/s/ Edward J. Bramson
Edward J. Bramson